January 29, 2024


VIA E-MAIL

Robert W. Long
Chief Executive Officer
StepStone Group Private Wealth LLC
128 S Tryon St., Suite 880
Charlotte, NC 28202

Re:    StepStone Private Credit Income Fund
       File Nos. 333-276309, 811-23924

Dear Mr. Long:

        On December 29, 2023, you filed an initial registration statement on Form N-2 on behalf
of Stepstone Private Credit Income Fund (the    Fund   ). Our comments are set
forth below.
Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement.
3. Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.
4. Section 8(c) of the Securities Act relates to post-effective amendments. Please remove
the check from the box next to    when declared effective pursuant to Section
8(c).
 Robert W. Long
January 29, 2024
Page 2


Prospectus

Cover Page

5.      Limit the discussion under    Investment Objectives    to the Fund   s
objective. Move
references to the Fund   s strategy to seek the objective, like    by investing
in various credit-related
strategies    to the strategy section.

What is the StepStone Private Credit Income Fund? (page 1)

6.      Clarify briefly how the products listed in items (4)-(7) are related to
   private    credit. To
the extent that they are not, remove them from the Fund   s 80% test for
purposes of Rule 35d-1.

7. To the extent known, discuss the expected percent allocation between significant
segments of the Fund   s portfolio, such as anticipated allocations between the
Lending Strategy
and the Specialty Credit Strategy, as well as anticipated allocations between primary and
Secondary Investments.

Who is responsible for managing the Fund? (page 3)

8. The disclosure in this Q&A as well as throughout the registration statement makes it unclear which entities are, respectively, the Adviser, the Sub-Adviser, and other affiliates, as
well as each entity   s experience as an investment adviser. Clearly identify
separately, with
captions or otherwise, the description of the Adviser   s and Sub-Adviser   s
experience as an
investment adviser. See Item 9.1.b of Form N-2. To the extent the Fund wishes to discuss relevant experience of affiliates of the Adviser or Sub-Adviser, please present such information in a manner that makes it clear that such experience is not the experience of an adviser to the
Fund.

9.      Similarly, the disclosure creates the defined term: the    Firm    to
refer to the Adviser   s
parent company but uses that defined term in ways that are unclear. For example, the disclosure
on page 4 indicates that the Fund will use    the Firm   s evaluation [and]
independent due
diligence    in selecting investment opportunities. This appears to suggest
that the    Firm
(StepStone Group LP, the parent which is not identified as an adviser to the
Fund) is conducting
investment advisory functions for the Fund. The use of such defined terms should facilitate understanding of the disclosure. See Rule 421(b) under the 1933 Act. Please revise to use a term that clearly identifies whether it is the adviser, sub-adviser, or other/parent entity that is performing the activity. Readers should not have to refer to this page to remember which entity
   the Firm    is referring to, particularly since it is neither the adviser or sub-adviser. To the extent
StepStone Group is performing investment advisory services to the Fund, revise the disclosure as appropriate.

10. With respect to StepStone Private Debt, clarify how it is an affiliate of StepStone Group, including the control relationship between the two entities.
 Robert W. Long
January 29, 2024
Page 3



What is the purchase price of each Share? (page 6)

11. Please revise to disclose what the price per share will be after the initial offering.

How does the Fund compensate the Advisers for the management of the underlying assets and other administrative requirements associated with the ongoing operation of the Fund? (page 7)

12.    Consider clarifying, at the initial reference to the    Incentive Fee
that such fee will be up
to 10% of the Fund   s net investment income.

Structure (page 14)

13.     The disclosure states that the Fund    combines many of the features of
an investment fund
not registered under the 1940 Act, often referred to as a    private investment
fund,    with those of
a registered closed-end investment company.    Given the number of other
registered closed-end
investment companies providing access to private credit (as well as other private assets), as well as business development companies that are publicly available also providing access to private credit, please clarify in the disclosure the basis for stating that this Fund
has    many of the
features of an investment fund not registered under the 1940 Act, often
referred to as a    private
investment fund.

Investment Strategy (page 15)

14. Disclose the types of data and analysis that the Fund will use to select its investments.

15. Please revise your strategy-related disclosures to address how the Fund sources, diligences, structures, and monitors its private investments. In addition, please address the
Fund   s strategies for dealing with under- and non-performing investments. In addition, please
address any portfolio construction parameters such as position and sector limits, and similar considerations. Please provide this disclosure in Summary fashion here and in greater detail later in your prospectus.

16. The disclosure indicates that the Fund intends to borrow money through a credit facility or other arrangement to achieve its investment objective. Discuss in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

Principal Investment Related Risks (page 22)

17. Please consider order the risks to prioritize the risks that are most likely to adversely
affect the Fund   s net asset value, yield and total return.
 Robert W. Long
January 29, 2024
Page 4


Opportunistic Credit (page 18)

18.    Please clarify the first sentence of this section.

Investment Funds (page 20)

19.     In the third paragraph of this section, the disclosure states that the
Advisers    believe that
larger secondary firms continue . . .    Briefly explain what a    secondary
firm    is in plain English.

Emerging Markets (page 24)

20. This risk factor addresses risks of investing in China. To the extent the Fund anticipates that investing in China will be a principal strategy, please discuss in the strategy section the role
of such investments in the Fund   s portfolio.

Commitment Strategy (page 29)

21.     The disclosure states that the Fund will employ an    over-commitment
 strategy. Please
confirm to the staff that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Include in your response a general explanation as to why the Fund believes it can cover its commitments.

Infrastructure Sector Risk (page 42)
Agriculture and Forestry Sector Risk (page 42)
Real Estate Investments (page 43)

22. The disclosure lists infrastructure sector, agriculture and forestry sector risk, and real estate investments as principal risks of the Fund. To the extent the Fund anticipates that investing in these sectors or industries will be a principal strategy of the Fund, revise your strategy disclosure to address the extent of such allocations and any unique investment-related considerations associated with these allocations.

Limits of Risk Disclosures (page 46)

23.    The disclosure states that    The above discussions . . . are not, and
are not intended to be,
a complete enumeration or explanation of the risks involved in an investment in
the Fund.    The
disclosure should describe all principal risks with respect to an investment in the Fund. It is appropriate to acknowledge that some risks may not be known or anticipated to be material to the
Fund at this time. Please revise as appropriate.

Management Fee and Incentive Fees (page 53)

24. Please include an example or a graphic showing how the incentive fee works within the parameters of the hurdle and catch-up components.
 Robert W. Long
January 29, 2024
Page 5



Conflicts of Interest (page 56)

25.     The disclosure states that    The Advisers and their affiliates may
receive payments from
investment managers in connection with such activities.    Clarify what sorts
of payments these
are and why the other investment managers will be making such payments to the Advisers and their affiliates.

Statement of Additional Information

Part C: Other Information

Item 15. Financial Statements and Exhibits

26.    Please file the finalized exhibits once they are available.

27. When available, please provide as soon as practicable, via correspondence, a final draft of
the Fund   s organizational documents, including the amended and restated
Declaration of Trust
referred to in the Fund   s current Declaration of Trust, in order to enable
the staff (as early in the
process as possible) to review.

Signatures

28. We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of
Section 6(a) of the
1933 Act.

                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding
 Robert W. Long
January 29, 2024
Page 6


any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, David Manion at 202-551-8578.


Sincerely,

                                                                    /s/ Raymond
A. Be

                                                                       Raymond
A. Be

Attorney-Adviser

cc:    Richard Horowitz, Esq., Dechert LLP
       Jay Williamson, Securities and Exchange Commission